Exhibit 99.1

RATIFICATION OF DEFECTIVE CORPORATE ACTION

PURSUANT TO DGCL § 204

WHEREAS, at a meeting of the Board held on March 5, 2024, the Company approved the terms of a merger agreement (the “Merger Agreement”) to be entered into by and among the Company, BTX Merger Sub I, Inc. a Delaware corporation, BTX Merger Sub II, LLC a Delaware limited liability company, and Adaptive Phage Therapeutics, Inc. a Delaware corporation (“APT”), pursuant to which the Company would acquire APT (the “Acquisition”);

WHEREAS, at such meeting, the Board approved the issuance, pursuant to the terms and conditions of the Merger Agreement, of 9,146,967 shares (the “Common Merger Shares”) of the Company’s common stock, par value $0.0001 per share (“Common Stock”), to the stockholders of APT as partial consideration for the Acquisition;

WHEREAS, on March 15, 2024, in connection with the consummation of the Acquisition, the Company issued, in addition to the Common Merger Shares, one additional share of Common Stock (the “Excess Share,” and the issuance thereof, the “Excess Issuance”) to a stockholder of APT;

WHEREAS, in consultation with counsel, the Board has determined that the Excess Issuance may constitute a defective corporate act and the Excess Share issued in connection therewith may constitute putative stock (as defined in Section 204(h) of the DGCL) due to the failure of the Excess Issuance to have been duly authorized by the Board in accordance with Section 152 of the DGCL; and

WHEREAS, the Board has determined that it is advisable and in the best interests of the Company and its stockholders to ratify the Excess Issuance pursuant to and in accordance with Section 204 of the DGCL.

NOW, THEREFORE, BE IT:

RESOLVED, that the Excess Issuance is a defective corporate act to be ratified hereby; and, be it further

RESOLVED, that the Excess Share constitutes putative stock; and, be it further

RESOLVED, that the nature of the failure of authorization with respect to the Excess Issuance is the failure of such issuance to have been duly authorized by the Board in accordance with Section 152 of the DGCL; and, be it further

RESOLVED, that, pursuant to and in accordance with Section 204 of the DGCL, the ratification the Excess Issuance be, and hereby is, approved, ratified, adopted and confirmed in all respects.

FURTHER INSTRUCTIONS TO OFFICERS

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed in the name and on behalf of the Company to take all such additional actions and to execute and deliver any and all papers, agreements, instruments, certificates and documents, and to do all such other things as they or any of them deem necessary, appropriate or desirable to carry out the purposes of the foregoing resolutions, the necessity, appropriateness or desirability of which shall be conclusively evidenced by the taking of such actions or such execution and delivery, in order to carry out fully and promptly each of the foregoing resolutions and the intent and purpose thereof; and, be it further

RESOLVED, that any and all actions whether previously or subsequently taken by the officers and directors of the Company, which are consistent with and in furtherance of the intent and purposes of the foregoing resolutions and the consummation of the transactions contemplated therein, shall be, and hereby are, in all respects, ratified, approved, and confirmed.